Exhibit 1

03-009 Date: June 5, 2003

NEWS For Immediate Release	Contact: Investor/Media Relations: Jim Pendergast Phone (403) 225-7357 Fax (403) 225-7609

Agrium responds to Moody’s debt review and reconfirms second quarter guidance	E-mail: investor@agrium.com WWW: http://www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) — Moody’s Investors Service (Moody’s) has placed the debt ratings of Agrium under review for possible downgrade following Agrium’s announcement on June 3, 2003 that production at its Kenai, Alaska facility may be reduced due to a potential reduction in gas supply from Union Oil Company of California (Unocal) to the facility.

While Agrium is disappointed with Moody’s announcement, Agrium welcomes the opportunity to review with Moody’s the circumstances prompting the potential for reduction in gas supplies by Unocal and the basis on which Agrium will legally contest any such action by Unocal. Agrium also welcomes the opportunity to discuss with Moody’s the improving fundamentals in the Industry, in particular the tightening global supply/demand balance for nitrogen which is resulting in improved margins, and an anticipated improvement in cash flow and profitability. While the spring season is still winding down, at this time Agrium continues to believe second quarter earnings will be approximately $0.50 per share as per previous guidance and well above the earnings of $0.16 per share in the comparable quarter of 2002, again reflecting the improving fundamentals in the Industry. The improvement in Agrium’s cash position should allow Agrium to reduce debt by approximately $100-million over the next nine months, continuing the steady reduction in debt levels which has occurred over the last year.

Agrium appreciates the opportunity provided by Moody’s to reconfirm its commitment to a capital structure which supports Agrium’s current credit rating and looks forward to demonstrating its capability to Moody’s to achieve debt reduction targets.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the Corporation’s annual report to shareholders for 2002, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the future supply and demand for fertilizers, the level and volatility of natural gas prices, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, weather conditions in North America, and future levels of nitrogen imports into North America.